Exhibit 99.1

Electra Meccanica Reveals Tofino Chassis and SOLO at 2018 Vancouver International Auto Show

VANCOUVER, March 28, 2018 – Electra Meccanica (OTCQB: ECCTF), returned today to the 98th Vancouver International Auto Show to take the wraps off of the Tofino electric car development chassis. They also have the SOLO all-electric commuter vehicle in the show stand. The event is being held at the Vancouver Convention Center (West) from today, March 28 through Sunday, April 1, 2018. Electra Meccanica is exhibiting the vehicles in booth 514 with product specialists on hand to answer any questions.

The Tofino chassis is crafted from aircraft composite (FRP/Aluminum) tub structure weighing only 175 lbs (80 kg). It features front and rear aluminum subframes and an aluminum cowl brace for added structural rigidity. It is equipped with a double "A" arm front suspension and a five-link rear suspension both with adjustable dampers. Also shown in the chassis are the UQM performance motor and dual floor-mounted battery packs.

"We're thrilled to be able to show the next phase of development for the Tofino EV roadster here in our home town of Vancouver," said Meccanica COO Henry Reisner. "The Tofino and SOLO will pair in the Meccanica lineup to become two of the most exciting, fun-to-drive and efficient electric vehicles on the market and we can't wait for the public's reaction at the show!"

The Tofino chassis has a 92-inch wheelbase and classic sports car dimensions: 153-inches long, 56-inches wide, and 49-inches tall (to the top of the roll bar).

Other highlights shown with the chassis include heated Recaro seats, the universal J1772 and DC fast charging outlets, and four-wheel, Wilwood performance 6-piston front/ 4-piston rear, 12.88-inch diameter vented disc brakes mated to classic-looking 17-inch alloys from Boyd Coddington Wheels.

The two-door, convertible Tofino will be revealed later and is available in five stunning colors with a suggested retail price starting at $50,000 USD.

Also at the show is the SOLO, an innovative, all-electric commuter vehicle, which made its world debut at Vancouver's Luxury and Supercar Weekend and is being exhibited at the Vancouver International Auto Show for the second year in a row. Interested individuals can make a $1,000 fully-refundable reservation for the Tofino or a $250 pre-order for the SOLO either at the show or by logging on to http://electrameccanica.com.

About Electra Meccanica Vehicles Corp.:
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com

For more information, please contact:

Media Contact:
Jeff Holland, Head of Media Relations
Electra Meccanica Vehicle Corp.
Tel. 562-640-1758
Email: JeffHolland@electrameccanica.com

Investor Contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
Phone: +1 (212) 896-1215/+1 (212) 896-1267
Email: electra@kcsa.com